January 17, 2020

Robert Bubeck
President and Principal Executive Officer
Allure Worldwide, Inc.
18731 SE River Ridge
Tequesta, FL 33469

       Re: Allure Worldwide, Inc.
           Registration Statement on Form S-1
           Filed January 2, 2020, as amended January 8, 2020
           File No. 333-234815

Dear Mr. Bubeck:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2019 letter.

Form S-1/A filed January 2, 2020, as amended January 8, 2020

The Offering, page 7

1. We note your deletion of language in the summary of the offering on page 8 regarding when the funds may be released from escrow. Please revise your summary to state clearly the circumstances in which funds may be released.
2. We note your revisions in response to prior comment 2. Given your anticipated proceeds of the offering as disclosed on page 17, please tell us how you intend to finance an acquisition of a business having a fair value of at least $336,000 or 80 percent of the maximum offering proceeds, as you indicate in your revised disclosure. Robert Bubeck
Allure Worldwide, Inc.
January 17, 2020
Page 2
Selling Shareholder, page 18

3. We note your response to prior comment 3. Please revise to indicate any office or position held with the company or other material relationship each selling shareholder has or had with the company. See Item 507 of Regulation S-K.
Directors, Executive Officers, Promoters and Control Persons, page 29

4. We note your response to prior comment 4. Please disclose each officers business experience within the past five years including each company where they worked as a director or executive officer during that time and clearly describe when they worked in such positions and the nature of their responsibilities. Refer to Item 401(e) of Regulation
      S-K.
Certain Relationships and Related Transactions, page 33

5. We note your response to prior comment 5. Please revise your disclosure to indicate the amount of expenses paid by Robert Bubeck. Also revise to indicate the amount of consideration given for the shares in each of the noted transactions. See
Item 404(a) of
      Regulation S-K.
Exhibits and Financial Statement Schedules, page F-14

6. Please reconcile your response to prior comment 8 that you are a Nevada corporation with the articles of incorporation you have filed and your disclosure on pages 6 and 22 and in
      Note 1 in your audited financial statements, that you are a Florida Corporation.
Exhibit 23.1, page EX-23

7. Please include an updated consent from your independent registered public accounting firm.
        You may contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-
3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameRobert Bubeck
                                                            Division of
Corporation Finance
Comapany NameAllure Worldwide, Inc.
                                                            Office of Real
Estate & Construction
January 17, 2020 Page 2
cc:       Elaine A. Dowling, Esq.
FirstName LastName